No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act"), or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, the securities offered hereby may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulations under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

This document is only being and may only be distributed to and directed at (i) persons outside the United Kingdom (the "U.K."); or (ii) persons in the U.K. who (a) are a "qualified investor" within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000 (the "FSMA"), and (b) have professional experience in matters relating to investments and who are persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended); or (c) are otherwise lawfully permitted to receive it (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. By accepting a copy of this short form prospectus and by offering to acquire Common Shares (as defined below) under the Offering (as defined below), potential investors in the U.K. will be deemed to have represented that they satisfy the criteria specified in clause (ii) above to be a relevant person. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not a prospectus for the purposes of Section 85(1) of the FSMA and contains no offer to the public within the meaning of section 102B of the FSMA, the U.K. Companies Act 2006 or otherwise. Accordingly, this document has not been approved as a prospectus by the U.K. Financial Services Authority (the "FSA"), under Section 87A of the FSMA and has not been filed with the FSA pursuant to the U.K. prospectus rules nor has it been approved by a person authorized under the FSMA.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of TransGlobe Energy Corporation, at Suite 2500, 605 - 5th Avenue SW, Calgary, Alberta, T2P 3H5, Telephone (403) 264-9888, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

NEW ISSUE	FEBRUARY 17, 2009

$20,003,100
5,798,000 Common Shares
_________________________________________________

Price: $3.45 per Common Share
_________________________________________________

                         This short form prospectus qualifies the distribution of 5,798,000 common shares (the "Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") at a price of $3.45 per Common Share (the "Offering").

                         The currently issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "TGL" and on the NASDAQ OMX Global Select Market ("NASDAQ") under the trading symbol "TGA". On February 3, 2009, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $3.73 and on the NASDAQ was US$3.04 and on February 13, 2009, the closing price of the Common Shares on the TSX was $3.37 and on the NASDAQ was US$2.75. The price of the Common Shares offered hereby was determined by negotiation between the Company and Tristone Capital Inc. on its own behalf and on behalf of Scotia Capital Inc. (together, the "Underwriters"). The TSX has conditionally approved the listing of the Common Shares distributed under this short form prospectus. Such listing will be subject to the Company fulfilling all the listing requirements of the TSX on or before May 11, 2009. The Company has given notice to NASDAQ of the listing pursuant to NASDAQ requirements.

2

			Net Proceeds to the
	Price to the Public	Underwriters' Fee	Company(1)
Per Common Share	$3.45	$0.1725	$3.2775
Total(1)(2)	$20,003,100	$1,000,155	$19,002,945

Notes:

(1)	Before deducting expenses of the Offering, estimated to be $400,000, which, together with the Underwriters' Fee, will be paid from the general funds of the Company.
(2)

The Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 869,700 Common Shares at a price of $3.45 per Common Share on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period expiring 30 days following the closing of the Offering, to cover over- allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Over- Allotment Option acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Offering, Underwriters' fee and net proceeds to the Company (before deducting expenses of the Offering) will be $23,003,565, $1,150,178.25 and $21,853,386.75, respectively. This short form prospectus also qualifies both the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

                         The following table sets forth the number of Common Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option:

Underwriter's Position	Maximum number of securities available	Exercise period	Exercise price
Over-Allotment Option	869,700	30 days from the closing of the Offering	$3.45

                         In the opinion of Burnet, Duckworth & Palmer LLP, counsel to TransGlobe, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading "Eligibility For Investment", the Common Shares, on the Closing Date (as defined herein), will be qualified investments under the Income Tax Act (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts. See "Eligibility for Investment".

                         The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

                         An investment in the securities offered hereunder is speculative and involves a high degree of risk. The risk factors identified in the documents incorporated herein by reference and under the heading "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this short form prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder.

                         The principal offices of the Company are located at Suite 2500, 605 - 5th Avenue SW, Calgary, Alberta, T2P 3H5 and the registered office of the Company is located at 1400, 350 – 7th Avenue SW, Calgary, Alberta T2P 3N9.

                         Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates representing the Common Shares will be available for delivery on the closing of this Offering, which is expected to occur on or about February 24, 2009, but in any event, not later than March 6, 2009 (the "Closing Date").

CURRENCY AND EXCHANGE RATES

All amounts in this short form prospectus, unless otherwise indicated, are stated in Canadian currency. However, the Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the exchange rates during each such period and the end-of-period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate as at February 13, 2009 was $0.8043.

	Nine Months Ended	Year Ended	Year Ended	Year Ended
	September 30, 2008	December 31, 2008	December 31, 2007	December 31, 2006
High	$1.0289	$1.0289	$1.0905	$0.9089
Low	$0.9263	$0.7711	$0.8437	$0.8528
Average	$0.9819	$0.9381	$0.9304	$0.8817
Period End	$0.9435	$0.8166	$1.0120	$0.8581

ELIGIBILITY FOR INVESTMENT

On the basis of the applicable legislation in effect on the date hereof, in the opinion of Burnet, Duckworth & Palmer LLP, counsel to TransGlobe, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, subject to the provisions of any particular plan and provided the Common Shares are listed on a "designated stock exchange" (which includes the TSX) on the Closing Date, the Common Shares will, on the Closing Date, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts on the Closing Date.

Notwithstanding the foregoing, if the Common Shares being offered pursuant to this prospectus are a "prohibited investment" for a particular tax-free savings account, the holder will be subject to penalty taxes under the Tax Act. Common Shares would be a "prohibited investment" for a tax-free savings account if the holder has a "significant interest" in TransGlobe or the holder (or a person or partnership in which the holder has a significant interest) does not deal at arm's-length with TransGlobe. In general terms, a holder would have a "significant interest" in TransGlobe if the holder owns, either alone or together with persons with whom the holder does not deal at arm's length, 10% or more of the issued shares of any class of the capital stock of TransGlobe or of a corporation related to TransGlobe. Holders of tax-free savings accounts are advised to consult their own tax advisors in this regard.

DOCUMENTS INCORPORATED BY REFERENCE

                         Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of the Company, Suite 2500, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5, Telephone: (430) 264-9888. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

                         The following documents of the Company, which have been filed with the securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the Annual Information Form of the Company dated March 24, 2008 for the year ended December 31, 2007 (the "AIF");

(b)

the restated audited comparative consolidated financial statements of the Company for the years ended December 31, 2006 and 2007, together with the notes thereto and the report of the auditors thereon;

(c)	the restated management's discussion and analysis of the business and operations of the Company for the years ended December 31, 2006 and 2007;

(d)

the unaudited interim comparative consolidated financial statements of the Company as at September 30, 2008 and for the three and nine-month periods ended September 30, 2008 and 2007, together with the notes thereto;

(e)	management's discussion and analysis of the business and operations of the Company as at September 30, 2008 and for the three and nine-month periods ended September 30, 2008 and 2007;

(f)	the Information Circular – Proxy Statement of the Company dated March 19, 2008 relating to the annual and special meeting of shareholders of the Company held on May 7, 2008;

(g)	the business acquisition report of the Company dated December 10, 2007 regarding the acquisitions of Dublin International Petroleum (Egypt) Ltd. and Drucker Petroleum Inc. on September 25, 2007;

(h)

the business acquisition report of the Company dated May 1, 2008 relating to the acquisition of GHP Exploration (West Gharib) Ltd. ("GHP"), a privately held company, which held a 30% interest in the West Gharib concession area in the Arab Republic of Egypt ("Egypt"), which closed on February 5, 2008;

(i)	the material change report of the Company dated January 7, 2008 announcing the listing of its Common Shares on the NASDAQ;

(j)	the material change report of the Company dated January 9, 2008 announcing the acquisition of GHP for US$40.2 million;

(k)	the material change report of the Company dated February 1, 2008 announcing the engagement of Tristone Capital Inc. as financial advisor for the sale of the Company's Canadian assets;

(l)	the material change report of the Company dated February 5, 2008 announcing the closing of the acquisition of GHP;

(m)	the material change report of the Company dated February 14, 2008 announcing the Company's 2007 year-end reserves and a revised 2008 forecast;

(n)	the material change report of the Company dated December 16, 2008 providing an operations update for the fourth quarter of 2008, including a production update;

(o)	the material change report of the Company dated January 21, 2009 announcing an update on the Company's operations and production guidance for 2009;

(p)	the material change report of the Company dated January 26, 2009 announcing an update on recent drilling activities on its Hana West field at West Gharib, Egypt;

(q)	the material change report of the Company dated February 3, 2009 announcing an update on recent production increases and drilling activities on its Hana West field at West Gharib, Egypt;

(r)	the material change report of the Company dated February 4, 2009 announcing the short form prospectus Offering; and

(s)

the report of the Company's reserves as at December 31, 2008, in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, in Forms 51-101 F1 and F2, dated January 21, 2009, and F3, dated February 2, 2009.

                         Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus including any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with a securities commissions or similar authority in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution are deemed to be incorporated by reference in this short form prospectus.

                         Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, any untrue statement of a material fact or an omission to state material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

                         This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "project", "potential", "targeting", "intend", "could", "might", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third-party industry sources. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon.

                         Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

  the performance characteristics of the Company's oil and natural gas properties;
  oil and natural gas production levels;
  the quantity of oil and natural gas reserves;
  capital expenditure programs;
  supply and demand for oil and natural gas and commodity prices;
  drilling plans;
  expectations regarding the Company's ability to raise capital and to continually add to reserves though acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;
  adverse technical factors associated with exploration, development, production or transportation of crude oil and natural gas reserves; and
  changes or disruptions in the political or fiscal regimes in the Company's areas of activity.

                         Some of the risks and other factors, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

  general economic conditions in Canada, the United States and globally;
  general economic stability of the Company’s financial lenders and creditors;

  payment of crude oil marketing contracts and associated financial hedging instruments;
  industry conditions, including fluctuations in the price of oil and natural gas;
  governmental regulation of the oil and gas industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  risks inherent in oil and natural gas operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to obtain industry partner and other third-party consents and approvals, when required;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
  incorrect assessments of the value of acquisitions;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors".

                         Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Cash Flow from Operations

                         Management uses the term "cash flow from operations" and "cash flow from continuing operations", which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian generally accepted accounting principles ("GAAP"). Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe's ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations and cash flow from continuing operations may not be comparable to similar measures used by other companies.

Netback

                         Netback is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION

                         In this document, unless the context otherwise requires, "TransGlobe" or the "Company" refers to TransGlobe Energy Corporation together with its wholly-owned subsidiaries.

Summary Description of Business

                         TransGlobe was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development business in the United States and later in the Republic of Yemen ("Yemen") and Canada and ceased operations as a mining company. The Company changed its name to "TransGlobe Energy Corporation" on April 2, 1996. The United States oil and gas properties of the Company were sold in the year 2000 to fund opportunities in the Republic of Yemen. On June 9, 2004 the Company continued from the Province of British Columbia to the Province of Alberta under the Business Corporations Act (Alberta). In early 2008, the Company sold its Canadian assets and operations and now conducts business exclusively in Egypt and Yemen.

                         TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, development and production of crude oil, natural gas and natural gas liquids in Egypt and Yemen. The following table sets out the subsidiaries of the Company and the Company's ownership interest in those subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe West Gharib Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
Drucker Petroleum Inc.(1)	British Virgin Islands	100%
GHP Exploration (West Gharib) Ltd.(1)	Barbados	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%

Note:

(1)	These companies are 100% owned directly by TransGlobe Petroleum International Inc., which company is a wholly-owned subsidiary of the Company.

                         TG Holdings Yemen Inc. owns TransGlobe's interests in Yemen in Block 32, Block 72, Block 75, Block 84 and Block S1. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Block 1 in Egypt. TransGlobe West Gharib Inc., Drucker Petroleum Inc. and GHP own TransGlobe's interest in the West Gharib concession in Egypt.

General Development Of The Business

                         TransGlobe is an independent, Canadian-based, international upstream oil and gas company whose main business activities include exploration, development and production of crude oil, natural gas liquids and natural gas. The Company has exploration and production operations in Egypt and Yemen. See "General Development of the Business" in the AIF, which is incorporated herein by reference.

Recent Developments

                         In January, 2008, the Company listed on the NASDAQ under the symbol "TGA", which replaced the Company's previous listing on the American Stock Exchange. The Company has been listed on the TSX under the symbol TGL since November 7, 1997.

                         In February, 2008, the Company completed the acquisition of GHP for proceeds of US$40.2 million to acquire the remaining 30% working interest in its West Gharib concession in Egypt, such that the Company now holds a 100% interest in the Hana development lease and a 75% interest in the remaining seven development leases of the West Gharib concession.

                         On April 30, 2008, the Company closed the sale of its Canadian assets and operations for approximately $56.7 million. The proceeds from the sale of the Company's Canadian properties were used to fund the acquisition of GHP and other capital expenditures.

                         On August 18, 2008, the Company announced that it had completed the acquisition of the remaining 25% interest in the West Gharib concession it did not previously hold for consideration of US$18 million, which resulted in the Company holding a 100% working interest in all nine of the leases in the West Gharib concession. The acquisition was funded from TransGlobe's credit facility and from working capital. Depending upon the size of future reserve additions in the East Hoshia and South Rahmi fields, TransGlobe has agreed to pay the vendor a success fee up to US$5.0 million and US$2.0 million, respectively.

CONSOLIDATED CAPITALIZATION OF THE COMPANY

                         The following table sets forth the consolidated capitalization of the Company as at September 30, 2008, both before and after giving effect to the Offering.

		(In U.S. Dollars except for share amounts)

			Outstanding as at September 30,
		Outstanding as at	2008 after giving effect to the
	Authorized	September 30, 2008	Offering(3)

Debt:
Bank Loan(1)		$57,127,344	$57,127,344
Share Capital:
Common Shares (2)	Unlimited	$50,407,871	$65,370,220
		(59,551,839 shares)	(65,349,839 shares)

Notes:

(1)

The Company has a US$60.0 million revolving loan facility with a syndicate of four banks. The loan facilities bear interest at the Eurodollar rate plus three percent and are secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, a pledge of the securities of the Company's subsidiaries and certain covenants.

(2)	As at September 30, 2008, 5,966,244 Common Shares were reserved for issuance under the stock option plan of the Company.

(3)

Amounts do not include exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the Common Share capital of the Company would be US$67,662,830 (66,219,539 Common Shares outstanding).

DETAILS OF THE OFFERING

                         The offering consists of 5,798,000 Common Shares at a price of $3.45 per Common Share and up to an additional 869,700 Common Shares at a price of $3.45 per Common Share if the Over-Allotment Option is exercised in full.

USE OF PROCEEDS

                         The estimated net proceeds to the Company from the sale of the Common Shares are $18,602,945, after deducting the Underwriters' fee of $1,000,155 and the expenses of the Offering estimated to be $400,000. If the Over-Allotment Option is exercised in full, the net proceeds from the sale of the Common Shares hereunder are estimated to be $21,453,386.75 after deducting the Underwriters' fee of $1,150,178.25 and the estimated expenses of the Offering of $400,000. See "Plan of Distribution".

                         The net proceeds of the Offering will primarily be used by the Company to fund ongoing capital expenditures in Egypt and Yemen and to repay existing credit facilities. Approximately 40% of the net proceeds of the Offering (approx US $6.2 million) will be used to temporarily repay part of the Company's outstanding bank indebtedness, of US$58.0 million as at December 31, 2008, thereby freeing up borrowing capacity to fund a portion of the Company's 2009 and 2010 capital program. The principal purpose for which the credit facility was used was to fund the Company's capital expenditures, including the acquisition of GHP (approximately US$40.0 million) and the acquisition of the remaining 25% interest in the West Gharib concession the Company did not previously hold, for consideration of approximately US$18.0 million (US$15 million paid from debt). The remaining net proceeds of the Offering (approximately US$9 million) will be allocated as to US$5.0 million to increased development/appraisal drilling and as to US$4.0 million to accelerate facilities (including water flood facilities) work at Hana, West Hana and Hoshia.

PLAN OF DISTRIBUTION

                         Pursuant to an underwriting agreement (the "Underwriting Agreement") dated February 10, 2009 among the Company and the Underwriters, the Company has agreed to sell, and the Underwriters have agreed to purchase, on or about February 24, 2009, subject to the terms and conditions contained therein, the Common Shares offered hereby at a price of $3.45 per Common Share for total gross consideration of $20,003,100 payable to the Company against delivery of the Common Shares. The price of the Common Shares offered hereby was determined by negotiation between the Company and Tristone Capital Inc. on its own behalf and on behalf of the other Underwriter. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $0.1725 per Common Share issued by the Company for an aggregate fee payable by the Company of $1,000,155 (prior to the exercise of the Over-Allotment Option).

                         The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 869,700 Common Shares at a price of $3.45 per Common Share, exercisable in whole or in part, at any time and from time to time for a period of 30 days from the Closing Date to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total offering, Underwriters' fee and net proceeds to the Company (before deducting expenses of the Offering) will be $23,003,565, $1,150,178.25 and $21,853,386.75, respectively. This short form prospectus also qualifies both the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option.

                         The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Common Shares offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Common Shares, the remaining Underwriter may terminate their obligations to purchase their respective allotment of Common Shares, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Common Shares not purchased by the Underwriter which failed to purchase. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

                         The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

                         The Company has agreed that it will not, without the prior consent of Tristone Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, sell or offer to sell any Common Shares or otherwise issue, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Common Shares or announce any intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the purposes of the Company's share compensation arrangements or to satisfy existing instruments outstanding as at the date of the Underwriting Agreement.

                         Certificates for the Common Shares will be available for delivery at the closing of this Offering, which is expected to take place on or about February 24, 2009, or such other date as mutually agreed upon between the Company and the Underwriters.

                         The TSX has conditionally approved the listing of the Common Shares distributed pursuant to the Offering. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before May 11, 2009. The Company has given notice to NASDAQ of the listing pursuant to NASDAQ requirements.

                         The Common Shares offered under this short form prospectus have not been and will not be registered under the U.S. Securities Act, or any securities or "blue sky" laws of any of the several states in the United States. Accordingly, the Common Shares (or any rights thereto or interest therein) may not be offered for purchase or sale, or sold or otherwise transferred or disposed of within the United States or to U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

                         The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Common Shares (or any right thereto or interest therein) into the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act), except to certain accredited investors in accordance with registration exemptions under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

                         The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, they will not offer or sell the Common Shares within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution, or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of closing (or the date of closing of the Over-Allotment Option, if any) (the "distribution compliance period") unless an exemption from registration under the U.S. Securities Act is available. The Underwriters have further agreed that all offers and sales of the Common Shares during the distribution compliance period will be made in compliance with Rule 903 or 904 of Regulation S under the U.S. Securities Act or an exemption from registration under the U.S. Securities Act. Each Underwriter and any other distributor selling Common Shares (or over-allotment Common Shares, if any) in this Offering to a distributor, to a dealer, as defined in section 2(a)(12) of the U.S. Securities Act, or to a person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of a 40-day distribution compliance period following the closing of this Offering, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

                         This short form prospectus is only being and may only be distributed to and directed at (i) persons outside the U.K.; or (ii) persons in the U.K. who (a) are a "qualified investor" within the meaning of Section 86(7) of the FSMA, and (b) have professional experience in matters relating to investments and who are persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended); or (c) are otherwise lawfully permitted to receive it (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. By accepting a copy of this short form prospectus and by offering to acquire Common Shares under the Offering, potential investors in the U.K. will be deemed to have represented that they satisfy the criteria specified in clause (ii) above to be a relevant person. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is not a prospectus for the purposes of Section 85(1) of FSMA and contains no offer to the public within the meaning of section 102B of FSMA, the U.K. Companies Act 2006 or otherwise. Accordingly, this document has not been approved as a prospectus by the FSA, under Section 87A of FSMA and has not been filed with the FSA pursuant to the U.K. prospectus rules nor has it been approved by a person authorized under FSMA.

                         Each of the Underwriters has agreed in the Underwriting Agreement that it will not directly or indirectly, offer for subscription or sale or solicit applications for any of the Common Shares, nor will it distribute any documents in relation to the Offering to any person: (a) if by doing so it would cause the Offering to be regarded as an offer to the public within the meaning of section 102B of the FSMA and/or which would require TransGlobe to issue a prospectus (within the meaning of the U.K. prospectus rules published by the U.K. Financial Services Authority) with regard to the same; and/or (b) who does not fall within Article 19 (investment professionals) and/or 49 (high net worth entities, unincorporated associations etc.) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

DESCRIPTION OF SHARE CAPITAL

                         The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the board of directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. As at February 13, 2009 there were 59,529,839 Common Shares issued and outstanding.

                         On March 13, 2008, the Company replaced its previous shareholder protection rights plan agreement, which had expired, with a new shareholder protection rights plan agreement (the "Rights Plan") with Computershare Trust Company of Canada, as rights agent, which was approved by TransGlobe's shareholders on May 7, 2008 at the 2008 annual general and special meeting of shareholders. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding common shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of common shares, other than such person or entity, shall be entitled to acquire common shares at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. Copies of the Rights Plan may be obtained on request without charge from the Assistant Corporate Secretary of the Company, Suite 2500, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5, Telephone: (430) 264-9888. In addition, copies of the Rights Plan, as filed with the securities commission or similar authorities in Canada on May 9, 2008, may be obtained from the Company's SEDAR profile at www.sedar.com.

PRIOR SALES

                         During the fiscal year ended December 31, 2008 TransGlobe issued stock options under its share option plan (the "Plan") to acquire an aggregate of 3,457,200 Common Shares at a weighted average exercise price of $4.03 per Common Share.

                         During the fiscal year ended December 31, 2008 TransGlobe issued an aggregate of 173,300 Common Shares upon the exercise of previously issued stock options under the Plan for aggregate consideration of approximately $515,691. In January, 2009, TransGlobe issued an aggregate of 30,000 Common Shares upon the exercise of previously issued stock options under the Plan for aggregate consideration of approximately $97,800.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

TransGlobe's Common Shares are listed and posted on the TSX and the NASDAQ under the trading symbols "TGL" and "TGA", respectively (prior to January 16, 2008 the Common Shares traded in the United States on the American Stock Exchange under the symbol "TGA").

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the TSX for the indicated periods:

(Canadian dollars, except volumes)	High	Low
	$	$	Volume
2008
January	5.50	4.63	1,639,900
February	5.54	4.83	911,300
March	5.47	4.41	1,749,700
April	5.10	4.61	859,000
May	5.17	4.72	1,443,800
June	5.60	5.06	1,046,300
July	5.00	4.04	983,000
August	4.38	3.95	802,900
September	4.00	3.35	1,288,600
October	3.30	1.80	1,486,900
November	3.11	2.17	1,964,600
December	3.07	2.51	1,112,900
2009
January	3.90	2.88	786,900
February 1-13	3.73	3.37	979,200

The following table sets out the monthly high and low closing prices and the total monthly trading volumes on the NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	High	Low
	$	$	Volume
2008
January	5.39	4.50	3,439,300
February	5.68	4.82	3,698,500
March	5.50	4.26	3,908,100
April	5.08	4.56	3,314,100
May	5.23	4.59	3,971,600
June	5.48	4.95	4,223,100
July	5.05	3.96	4,815,900
August	4.13	3.77	3,231,500
September	3.78	2.74	3,545,500
October	3.07	1.51	5,988,900
November	2.63	1.69	3,070,800
December	2.60	1.92	3,738,600
2009
January	3.13	2.25	2,731,800
February 1-13	3.04	2.68	1,143,200

On February 3, 2009 the last completed trading day on which the Common Shares traded prior to announcement of this offering, the closing price of the Common Shares was $3.73 on the TSX and US$3.04 on the NASDAQ. On February 13, 2009, the closing price of the Common Shares on the TSX and the NASDAQ was $3.37 and US$2.75, respectively.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should carefully consider the risk factors set forth below and consider all other information contained herein and the risk factors combined in pages 50 to 53 of the AIF and incorporated herein by reference.

Capital Markets

                         As a result of the weakened global economic situation, the Company, along with all other oil and gas entities, will have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased independent of the Company's business and asset base. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and the Company's securities in particular.

                         To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

                         At December 31, 2008, the Company had approximately US$2.0 million of unused credit available under its bank credit facility.

                         Based on current funds available and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures. However, if cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Refinancing Risk

                         The Company currently has a US$60.0 million syndicated credit facility with a syndicate of four banks of which US$58.0 million is currently drawn. At the option of the Company, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before September, 2010, indebtedness under the facility will be repayable at that date. There is also a risk that the credit facility will not be renewed for the same term or on the same terms. Any of these events could affect the Company's ability to fund ongoing operations.

                         The Company is required to comply with covenants under the credit facility. In the event that the Company does not comply with covenants under the credit facility, the Company's access to capital could be restricted or repayment could be required. The Company routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans to comply with covenants under the credit facility.

Third-Party Credit Risk

                         The Corporation is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties, including the governments of Yemen and Egypt. Significant changes in the oil and natural gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Corporation’s ability to realize the full value of its accounts receivable. The Corporation currently has, and historically has had, a significant account receivable outstanding from the government of Egypt. While the government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Corporation has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Corporation, such failures could individually or in the aggregate have a material adverse effect on the Corporation, its cash flow from operations and its ability to conduct its ongoing capital expenditure program.

Market Price of Shares

                         There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of oils and gas issuers have experienced substantial volatility in the past, and especially during the six months prior to this Offering, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of TransGlobe’s securities is also likely to be significantly affected by short-term changes in commodity prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of TransGlobe that may have an effect on the price of the securities of TransGlobe include the following: the extent of analytical coverage available to investors concerning the business of TransGlobe may be limited if investment banks with research capabilities do not follow TransGlobe's securities; lessening in trading volume and general market interest in TransGlobe's securities may affect an investor's ability to trade significant numbers of securities of TransGlobe; the size of TransGlobe's public float may limit the ability of some institutions to invest in TransGlobe's securities; and a substantial decline in the price of the securities of TransGlobe that persists for a significant period of time could cause TransGlobe's securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of TransGlobe does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Corporation may decline below the Offering price. If an active market does not develop, investors may lose their entire investment in the Common Shares. As a result of any of these factors, the market price of the securities of TransGlobe at any given point in time may not accurately reflect the long-term value of TransGlobe. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. TransGlobe may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Equity Financing

                         If TransGlobe raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of TransGlobe and reduce the value of their investment.

Current Global Financial Conditions

                         Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of TransGlobe to obtain equity or debt financing in the future and, if obtained, on terms favourable to TransGlobe. If these increased levels of volatility and market turmoil continue, TransGlobe's operations could be adversely impacted and the trading price of the common shares could be adversely affected.

INTEREST OF EXPERTS

                         Certain legal matters in connection with the issuance of the Common Shares offered hereby will be passed upon on behalf of the Company by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. As of February 13, 2009, each of the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, own less than 1% of the outstanding Common Shares.

                         Reserve estimates contained in certain of the documents incorporated by reference into this short form prospectus are based upon reports prepared by DeGolyer & MacNaughton Canada Limited as independent consultants, with respect to reserves of the Company. As of the date hereof, the partners, as a group, of DeGolyer & MacNaughton Canada Limited own, directly or indirectly, less than 1% of the outstanding Common Shares.

LEGAL PROCEEDINGS

                         There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

                         The auditors of the Company are Deloitte & Touche LLP, Independent Registered Chartered Accountants, 3000, 700 – 2nd Street SW, Calgary, Alberta T2P 0S7

                         The registrar and transfer agent for the Common Shares is Olympia Trust Company at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

                         Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of TransGlobe Energy Corporation (the "Company") dated February 17, 2009 qualifying the distribution of 5,798,000 common shares of the Company (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of income, retained earnings, comprehensive income and cash flows for the years then ended. Our report is dated February 29, 2008 (except as to notes 15 c, d and e which are as of February 10, 2009).

Calgary, Alberta	(signed) "Deloitte & Touche LLP"
February 17, 2009	Independent Registered Chartered Accountants

AUDITORS' CONSENT

We have read the short form prospectus of TransGlobe Energy Corporation (the "Company") dated February 17, 2009 qualifying the distribution of 5,798,000 common shares of the Company (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Shareholder of GHP Exploration (West Gharib) Ltd. ("GHP") on the balance sheet of GHP as at December 31, 2007 and the statements of income, comprehensive income and retained earnings and cash flows for the then year ended. Our report is dated April 28, 2008

St. Michael, Barbados	(signed) "Deloitte & Touche"
February 17, 2009	Chartered Accountants

AUDITORS' CONSENT

We have read the short form prospectus of TransGlobe Energy Corporation (the "Company") dated February 17, 2009 qualifying the distribution of 5,798,000 common shares of the Company (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of TransGlobe Energy Corporation on the combined financial statements of Drucker Petroleum Inc. and Dublin International Petroleum (Egypt) Limited (the “Companies”) comprising the combined balance sheets of the Companies as at December 31, 2006 and the combined statements of operations and retained earnings and cash flows for the year then ended. Our report is dated November 29, 2007.

Calgary, Alberta	(signed)PricewaterhouseCoopers LLP
February 17, 2009	Chartered Accountants

C-1

CERTIFICATE OF THE COMPANY

Dated: February 17, 2009

                         This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Ontario and Quebec.

TRANSGLOBE ENERGY CORPORATION

(signed) Ross G. Clarkson	(signed) David C. Ferguson
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

On behalf of the Board of Directors
of TransGlobe Energy Corporation

(signed) Lloyd W. Herrick	(signed) Geoffrey C. Chase
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: February 17, 2009

                         To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of British Columbia, Alberta, Ontario and Quebec.

TRISTONE CAPITAL INC.	SCOTIA CAPITAL INC.

Per: (signed) David Vetters	Per: (signed) David Potter